Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MONEYGRAM INTERNATIONAL, INC.
     MONEYGRAM INTERNATIONAL, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:
     FIRST: Clause (A) of Article IV of the Amended and Restated Certificate of Incorporation of the Company is hereby amended and restated in its entirety, as follows:
     (A) Authorized Stock. The total number of shares of stock that the Corporation shall have authority to issue is one hundred sixty nine million five hundred thousand (169,500,000), consisting of one hundred sixty two million five hundred thousand (162,500,000) shares of Common Stock, par value $0.01 per share (hereinafter referred to as “Common Stock”), and (ii) seven million (7,000,000) shares of Preferred Stock, par value $0.01 per share (hereinafter referred to as “Preferred Stock”).
     Each eight (8) shares of the Common Stock issued and outstanding on the effective date of this Certificate of Amendment shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any action by the holder thereof, subject to the treatment of fractional interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional share interests of Common Stock in connection with the Reverse Stock Split shall, with respect to such fractional interest, be entitled to receive cash, without interest, in lieu of fractional shares of Common Stock, in an amount equal to the proceeds attributable to the sale of such fractional interest following the aggregation and sale by the Company’s transfer agent of all fractional shares otherwise issuable. Each certificate that prior to such combination represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.
     SECOND: This Certificate of Amendment was adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed this 14th day of November, 2011.

MONEYGRAM INTERNATIONAL, INC.
By:	/s/ James E. Shields
	Name:	James E. Shields
Executive Vice President and Chief Financial Officer